Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 15, 2016

Via EDGAR and Federal Express

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Gold Lakes Corp.
Amendment No. 2 to Registration Statement on Form S-1 Filed August 15, 2016 File No. 333-210675 Form 10-K for Fiscal Year Ended July 31, 2015 File No. 000-52814

Dear Mr. Reynolds:

On behalf of Gold Lakes Corp., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated August 26, 2016, relating to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on August 15, 2016. The responses below have been numbered to correspond with the comments in your August 26, 2016 letter. We are including a courtesy marked copy of the Company’s Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) with this letter.

General

1. We note that the amount of shares being registered in the Form S-1 has increased. Please revise the registration statement fee table to include the additional shares being registered.

Company Response 1:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include the additional shares in the registration fee calculation table to account for the Company’s recent 3-for-1 forward stock split. The Company further informs the staff that the proposed offering price of the shares has been retroactively adjusted to account for the Company’s recent 3-for-1 forward stock split. Accordingly, since the applicable filing fee was previously paid, no additional filing fee is required under Rule 457 of the Securities Act of 1933, as amended.

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Securities and Exchange Commission

Division of Corporation Finance

December 15, 2016

2. We note recent publications about your company, including a July 2016 www.hotstocked.com article. The article states that “Third Coast Media, LLC has been compensated five thousand dollars by MicroCap Innovations (a non-controlling third party) for GLLK advertising and promotional services.” Please advise us of your participation in this report and the nature of any other recent services and reports on your behalf.

Company Response 2:

The Company respectfully informs the Staff that it does not have any association or relationship with the entities identified above, and that neither the Company nor anyone associated with the Company has ever had any contact with the entities identified above. The Company further informs the Staff that the Company is not aware of any other recent services or reports on its behalf.

Risk Factors, page 9

3. We note your response to prior comment 4. Please add a risk factor regarding the default.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include a risk factor regarding the Company’s default.

Dilution, page 19

4. We have reviewed your revised disclosure per comment 5. We note that the revised disclosure as presented does not appear to provide information as to the potential dilution that will result from the applicable transactions. Please expand your disclosure to be more consistent with the risk factor on page 16 where you disclose that the issuance of shares upon conversion of the convertible notes and exercise of the warrant may result in substantial dilution to existing stockholders. In addition, please note that the net tangible book value utilized to determine dilution should be based on the most recent balance sheet date.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include an updated dilution section reflecting the potential dilution that will result from the applicable transactions.

Information with Respect to the Registrant, page 26

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Securities and Exchange Commission

Division of Corporation Finance

December 15, 2016

5. Please add disclosure regarding the contracting agreement entered into with Canadian Exploration Services on August 8 and incorporate by reference the agreement as an exhibit.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include disclosures regarding the Company’s Contracting Agreement with Canadian Exploration Services.

Managements’ Discussion and Analysis of Financial Condition and Results of Operation Overview, page 39

6. We note that on July 18, 2016 you affected a 3-for-1 forward stock split on all your issued and outstanding common stock. Please tell us how you considered the guidance in SAB Topic 4.C.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include updated financial statements in consideration of the guidance in SAB Topic 4.C. With respect to the recent stock split, such changes in capital structure have been given retroactive effect in the financial statements, and the footnotes to the financial statements have been updated accordingly.

Executive Compensation, page 49

7. Please update the disclosure in this section as of the most recent fiscal year ended July 31, 2016.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include an updated executive compensation table reflecting information for the fiscal year ended July 31, 2016.

Security Ownership of Certain Beneficial Owners and Management, page 51

8. Please update the disclosure in this section and throughout the prospectus as of the most recent practicable date. In this regard we note that this section does not reflect the recent stock split.

Company Response 8:

The Company respectfully informs the Staff that the beneficial ownership table has been revised in Amendment No. 3 to reflect shareholder information as of the most recent practicable date. The Company further informs the Staff that the references to recent shareholder information have been updated throughout the prospectus to reflect shareholder information as of the most recent practicable date.

Certain Relationships and Related Transactions, page 52

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Securities and Exchange Commission

Division of Corporation Finance

December 15, 2016

9. Please update the disclosure in this section as of the most recent financial statements. We note the consulting fees and rent referenced in footnote 11 to the financial statements.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include information as of the most recent financial statements, including a disclosure regarding the consulting fees and rent referenced in the footnotes to the financial statements for the fiscal year ended July 31, 2016.

Unaudited Financial Statements for the Nine Months Ended April 30, 2016

Notes to Financial Statements

5. Convertible Notes Payable, page F-9

10. Please tell us how you determined the current classification of $48,715 and long-term classification of $73,644 of the convertible notes payable.

Company Response 10:

The following table outlines the long-term and current classifications. It was determined that only the $35,500 and $285,000 loans were long term. Consequently, their carry values of $9,671 and $39,044 make up the short term portion.

Issue Date	Expiry date	Amount of Loan	Interest rate	Unamortized Debt Discount	Net Carrying Amount
7/31/2012	7/31/2013	40,000	10%	-	40,000
11/20/2015	11/20/2017	30,000	8%	16,721	13,279
12/21/2015	12/21/2017	50,000	8%	41,040	8,960
12/21/2015	12/21/2017	50,000	8%	41,040	8,960
1/21/2016	1/22/2017	35,500	12%	25,829	9,671
2/25/2016	2/25/2018	27,500	8%	25,055	2,445
3/11/2016	3/11/2017	285,000	8%	245,956	39,044
Total Loans		518,000		395,641	122,359
Less short term notes		(320,500)		(271,785)	(48,715)
Total long term		197,500		123,856	73,644

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Securities and Exchange Commission

Division of Corporation Finance

December 15, 2016

11. It appears that the conversion benefit recorded and being amortized as disclosed here for the convertible notes issued in November 2015, December 2015 and January 2016 is inconsistent with the amounts disclosed on page F-8 of amendment 1 to the S-1 filed June 13, 2016 and on page 11 of the Form 10-Q for the period ended January 31, 2016 filed on March 22, 2016. In addition, it appears that you are now recording a derivative liability for these convertible notes and the convertible notes issued in February 2016 and March 2016. Please provide us with a detailed discussion of how you have accounted for all of the convertible notes and cite the specific authoritative literature you utilized to support your accounting treatment. Please note your discussion should tell us how you considered the guidance in FASB ASC 470 and FASB ASC 250.

Company Response 11:

The Company respectfully informs the Staff that the Company did not account for the convertible notes correctly in the quarter ended January 31, 2016. The Company corrected the recording of the convertible notes in the updated financial statements for the quarterly period ended April 30, 2016. The Company’s corporate accountant began using the Black Scholes model to calculate derivative liability for the Company’s outstanding convertible notes in the quarterly report on Form 10-Q for the period ending April 30, 2016.

Form 10-Q/A filed August 11, 2016

12. We note the disclosure in Part II Item 3 Defaults Upon Senior Securities that you state none. Please reconcile with footnotes 5 and 8 to the financial statements. In addition, as previously requested, please revise the Liquidity and Capital Resources section to discuss.

Company Response 12:

The Company respectfully informs the Staff that the Company is preparing an updated Form 10-Q/A, which reconciles the disclosures regarding defaults with the footnotes to the financial statements for the quarterly period ended April 30, 2016.

***

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Securities and Exchange Commission

Division of Corporation Finance

December 15, 2016

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated August 26, 2016. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee
Mark C Lee
Shareholder

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ACKNOWLEDGEMENT

In connection with Gold Lake Corp.’s (the “Company”) letter dated December 15, 2016, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GOLD LAKES CORP.

By:	/s/ Christopher Vallos
Christopher Vallos
Chief Executive Officer

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